EXHIBIT 10.32

Director Compensation

     On February 7, 2007, the Company’s Board of Directors voted to amend the director compensation package applicable to Non-employee Directors for 2007. The Board decided to maintain the total annual target of equity compensation at approximately $80,000, but adjusted the mix to 25% stock options and 75% restricted stock grants. The Board decided to maintain the annual cash retainer at $50,000, but increased the $1,200 per meeting fee for Board and Committee service to $1,500 per meeting attended. Annual retainers for service as Committee Chairs remained unchanged at $15,000 each for the Audit and Compensation Committees and others stayed at $10,000 per year. The annual retainer for service as Lead or Presiding Director increased from $10,000 to $25,000 per year.

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